The Marquie Group, Inc.

June 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Marquie Group, Inc.

Offering Statement on Form 1-A

Filed April 30, 2019

File No. 024-10992

Ladies and Gentlemen:

On behalf of our client, The Marquie Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”) relating to the issuance by the Company of 1,250,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 22, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on April 30, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Offering Statement on Form 1-A

Cover Page

1.	We note your statement explaining that if the offering does not close, the proceeds “will be promptly returned to investors without interest.” This appears to conflict with your disclosure on page 4, where you state that because there is no minimum offering, the Company will immediately deposit the proceeds into the Company’s bank account and may dispose of the proceeds without delay. Revise to clarify.

The disclosure on page 4 is accurate and the conflicting language which was on page 1 of the Offering Circular has been removed.

Risk Factors, page 4

2.	Several of your risk factors do not identify any risk to the Company. For example, your risk factors relating to FDA oversight discuss the risk of unsubstantiated claims about the potential benefits of regulated products, but do not describe what claims potentially put the Company at risk. In addition, the risk factor entitled “Our yearly financials are independently audited” seems to be inapplicable as a risk. Please revise accordingly.

We have updated our risk factors to identify the risks posed to our company regarding the regulation of hemp and CBD, as well as the marketing and advertising of products derived from such. Please see pages 8-10 of our Risk Factors.

An issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d)., page 15

3.	We note that the Company filed a Form 8-A12G to register its common stock under Section 12(g) of the Securities Exchange Act of 1934. Therefore, this risk factor does not appear applicable. Please revise accordingly.

This risk factor is inapplicable to our Company and has been removed from Risk Factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.	Revise to include a discussion and analysis of the Company’s financial condition and results of operations for each year and interim period for which financial statements are required. Refer to Part II, Item 9 of Form 1-A.

Substantial discussion and analysis have been included in closer conformity with the format provided in Part II, Item 9.

Business

Company Overview, page 22

5.	Disclose when the Company was founded by Jacquie Carter.

We have added this disclosure. The Marquie Group, Inc. was formed legally prior to its merger with the Company on August 16, 2018. Prior to the merger the Company was called Music of Your Life. The Company overview language on page 22 has been edited to reflect and clarify this.

12-Month Plan of Operation, page 24

6.	We note your disclosure that you plan to develop an “Ambassador Program, similar to that of an MLM program.” Clarify that MLM stands for multi-level marking and describe how such a program will work. Further, state the basis for your assertion that the program will be without the expense and elaborate infrastructure typically required of other such programs.

The language “similar to that of an MLM program” was reference to the Wikipedia definition of multi-level marketing as a marketing strategy for the sale of products or services where the revenue of the MLM company is derived from a non-salaried workforce selling the company’s products/services. We have clarified our description of the Ambassador Program to the following, “The company is developing an affiliate referral program which would give 15% commission to select, non-salaried product users who promote our products and our brand lifestyle over social media.”

Industry Overview, page 24

7.	With respect to the graphics included on pages 24 and 25, revise to explain the basis for the various statistics provided and clarify the reason for referencing the global food and beverage market given the specialized market within which you intend to operate and the fact that your products are still in the development stage.

We have revised our Industry Overview to explain how our products fit within the functional beverage market, a term used to describe beverages fortified with various supplements and marketed for such. The statistics on the graphics come from Global Data’s TrendSights Analysis: Wellbeing Study, who has been cited, and a link provided beneath each graphic.

Principal Stockholders, page 28

8.	With respect to footnote 5 to your tabular disclosure regarding certain beneficial owners of your securities, revise your beneficial ownership table to identify the natural persons who exercise the sole and/or shared voting powers of the shares held of record by the Angell Family Trust.

The Trustee of the Angell Family Trust is Sherry Sparks, of Thousand Oaks, CA. This language has been added to Footnote 5 of our beneficial owners table.

Reports, page 31

9.	The Company has had a reporting obligation under Section 13(a) of the Securities Exchange Act of 1934 since the effectiveness of its Form 8-A12G on October 26, 2010. Please remove the statement on page 31 that you are “not required to file any reports.”

That statement was inaccurate and has been removed.

Part I: Financial Information, page 32

10.	Please revise to include audited financial statements for the periods described in the instructions for Form 1-A Part F/S.

Audited comparative financial statements for the years ended May 31, 2018 and May 31, 2017 have been included.

Signatures, page 32

11.	Indicate who is signing in the capacity of the Company’s principal financial officer and principal accounting officer.

Marc Angell is our Company’s Principal Financial and Accounting Officer and his signature block has been amended to reflect his signature in such a capacity.

Exhibits

12.	File all required exhibits, including the Company’s bylaws and the form of subscription agreement for this offering. Also revise the exhibit index to properly incorporate by reference to your other documents. Refer to General Instruction III for incorporation by reference and Part III of Form 1-A.

We have corrected the exhibit list to either include the missing exhibits in the amended filing or reference the amendment via hyperlink to other filings made to the Commission.

General

13.	The disclosure throughout your offering memorandum conveys elements of both Tier 1 and 2 Regulation A offerings. Please revise your entire offering memorandum to consistently reflect the exemption that you are relying upon. For example, Tier 2 Regulation A offerings are not subject to state securities law registration and qualification requirements, yet your Plan of Distribution reflects a Tier I offering.

We have adjusted throughout to be consistent with a Tier II filing.

14.	Revise the section referred to as Part II information beginning on page 49 so that it is consistent with the requirements of Form 1-A. For example, we note your erroneous statement that risk factor disclosure is not required (despite your inclusion of risk factors beginning on page 4).

This statement is erroneous and has been removed.

15.	We note your disclosure that you reserve the right to offer your shares through a placement agent, though you have not currently retained one. Confirm your understanding that the Company must comply with Rule 15c2-4 to the extent the Company engages a broker-dealer in connection with this offering.

We hereby confirm our understanding that the Company must comply with rule 15c2-4 to the extent the Company engages a broker-dealer in connection with this offering.

16.	We note that the Company merged with The Marquie Group, Inc. in a reverse merger in August 2018 and that consideration of 40,000,002 shares of your common stock was issued to TMG’s stockholders, which includes your CEO and President. We further note the familial relationship (husband and wife) between your CEO and President and that TMG was incorporated in August 2018. Disclose the information required by Item 13 of Form 1-A.

The discussion of related party transactions has been amended to include language describing the relationship between our CEO and President, as well as the terms of the Reverse Merger.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Marc Angell
Marc Angell, CEO
The Marquie Group, P.A.

cc:	William Eilers, Esq.

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